March 10, 2005


     Mail Stop 0408

By U.S. Mail and facsimile to (703) 391-1506

David E. Ritter
Chief Financial Officer
Greater Atlantic Financial Corp.
10700 Parkridge Boulevard, Suite P50
Reston, VA 20191

Re:	Greater Atlantic Financial Corp.
	Form 10-K for the period ended September 30, 2004
	File No. 0-26467

Dear Mr. Ritter:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2004

      Item 9A- Controls and Procedures - page 40

1. We note your disclosure that your principal executive officer and principal financial officer have concluded that the Company`s disclosure controls and procedures were adequate. It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officer`s conclusions regarding the effectiveness of your disclosure controls and procedures.

Summary of Significant Accounting Policies - Mortgage Loan Sales and
Servicing - page 59

2. Supplementally tell us the following;

* Your policy for initially determining the fair value of servicing rights retained;

* How your policy is in compliance with paragraph 63b of SFAS 140;

* How the determination of fair value affects your gain or loss on sale calculation; and

* How you considered paragraph 63e of SFAS 140.

3. We note your disclosure that there were no loans sold with servicing rights retained during the years ended September 30, 2004 and 2003. We also note your disclosure on page 65 that loans serviced for others totaled $16.9 million and $11.7 million as of September 30, 2004 and 2003, which indicates an increase in these loans. Supplementally tell us how loans serviced for others increased when you did not sell and retain servicing rights on these loans.

4. We note your disclosure that net premiums on loans that are sold with servicing retained are deferred and amortized over the estimated life of the loan using a method that approximates the level-yield method. Supplementally provide us with the following information;

* Whether net premiums represent the gain or loss you describe in the same paragraph. If not, tell us what they represent;

* How you determined that it was appropriate to defer and amortize net premiums on loans that are sold, including the accounting literature upon which you relied; and

* Quantify the net premiums deferred as of each income statement date.

      Note 2- Investments - page 62
5. Please provide a comprehensive analysis as of September 30,
2004
of the unrealized gains and losses in your available-for-sale investment portfolio. Explain how each security with an unrealized loss was evaluated against the criteria for recording other-than-temporary loss in Staff Accounting Bulletin 59 and how you reached the conclusion for each that no other-than-temporary loss should be recognized in the statement of income.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Furnish a cover letter that keys your responses to our comments and tell us of your intent to provide the requested disclosures in future filings and that provides us the supplemental information that we requested. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Sharon Johnson, Staff Accountant at (202)
942-
2961 or me at (202) 942-1799 with any other questions.

						Sincerely,



						Donald Walker
						Senior Assistant Chief Accountant
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Mr. David E. Ritter
Greater Atlantic Financial Corp.
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